Curaleaf Reports Fourth Quarter and Full Year 2024 Results
Fourth quarter 2024 total revenue of $331 million
Fourth quarter 2024 International revenue of $31 million
Fourth quarter adjusted gross margin(1) of 48%
Full year operating cash flow from continuing operations of $163 million and free cash flow from continuing operations of $70 million

Stamford, Conn,. March 3, 2025 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the fourth quarter ended December 31, 2024. All financial information is reported in accordance with U.S. generally accepted accounting principles (GAAP) and is provided in U.S. dollars unless otherwise indicated.
Boris Jordan, Chairman and CEO of Curaleaf, stated, “Fourth quarter revenue was $331 million, up slightly sequentially. Adjusted gross margin was 48% and adjusted EBITDA was $76 million or 23%. We ended the fourth quarter with $107 million in cash on the balance sheet, and for the year, generated operating and free cash flow from continuing operations of $163 million and $70 million, respectively. Over the past two quarters, my primary objective has been to amplify our strengths, address key challenges, and stabilize the business. Having successfully achieved this, we are now forging ahead with our “Return to our ROOTS” initiative—an ambitious strategy centered on driving organic growth, optimizing margins and cash flow, and reducing debt. With this sharp focus, I am confident that Curaleaf will not only maintain but expand its leadership position. We will build on the strong organic growth seen in our International business, Ohio, and New York, while harnessing our innovation pipeline to elevate our product offerings. As we step into 2025, there are tremendous opportunities ahead for Curaleaf.”
Fourth Quarter 2024 Financial Highlights
•Net Revenue of $331.1 million, a year-over-year decrease of 4% compared to Q4 2023 revenue of $345.3 million. Sequentially, net revenue was flat compared to Q3 2024.
•Gross profit of $157.4 million and gross margin of 48%, an increase of 230 basis points year-over-year.
•Adjusted gross profit(1) of $158.7 million and adjusted gross margin(1) of 48%, an increase of 150 basis points year-over-year.
•Net loss attributable to Curaleaf Holdings, Inc. from continuing operations of $71.8 million or net loss per share from continuing operations of $0.10.
•Adjusted net income(1) from continuing operations of $12.4 million or adjusted net income per share from continuing operations of $0.02.
•Adjusted EBITDA(1) of $75.8 million and adjusted EBITDA margin(1) of 23%, a 117 basis point decrease year-over-year.
•Cash at quarter end totaled $107.2 million.
1 Adjusted EBITDA, adjusted net income (loss), adjusted gross profit and free cash flow are non-GAAP financial measures, and adjusted EBITDA margin, adjusted net income (loss) per share and adjusted gross margin are non-GAAP financial ratios, in each case without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See “Reconciliation of Non-GAAP financial measures” below for a reconciliation of each non-GAAP financial measure used in this press release from the most directly comparable GAAP financial measure.

Full Year 2024 Financial Highlights
•Net revenue of 1.34 billion, flat year-over-year
•International revenue of $105.6 million, an increase of 73% compared to 2023 revenue of $61.0 million
•Gross profit of $639.2 million and gross margin of 48%
•Adjusted gross profit(1) of $644.5 million and adjusted gross margin(1) of 48%
•Operating cash flow from continuing operations of $163.3 million and free cash flow from continuing operations of $70.1 million
•Net loss from continuing operations of $216.2 million or net loss per share from continuing operations of $0.29
•Adjusted net loss(1) from continuing operations of $116.8 million or adjusted net loss per share from continuing operations of $0.16
•Adjusted EBITDA(1) of $300.8 million and adjusted EBITDA margin of 22%
Fourth Quarter 2024 Operational Highlights
•In Florida, opened two new dispensaries in Port St. Lucie and Miami, bringing the state total to 66 retail stores and the U.S. total to 151 U.S. retail stores
•Successfully introduced Curaleaf and Find flower into the German market
•Rebranded our three Nevada stores to Curaleaf stores
•Secured a $40 million revolving credit facility directly with a major commercial regional bank at a 7.99% interest rate that matures December 15, 2026, a milestone for a cannabis company
Post Fourth Quarter 2024 Operational Highlights
•The Hemp Company by Curaleaf began distributing its line of hemp derived THC seltzers in Total Wine across nine states and in over 100 stores
•Introduced a 2.5mg formulation of our Select Zero Proof seltzers
•Launched Reef flower brand in Florida

Revenues, net by Segment
($ thousands)

	Three Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023
Domestic revenues:
Retail revenue	$235,698	$243,253	$270,473
Wholesale revenue	64,322	57,199	56,094
Management fee income	361	504	709
Total domestic revenues	$300,381	$300,956	$327,276

	Three Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023
International revenues:
Retail revenue	$11,703	$9,997	$6,641
Wholesale revenue	17,635	18,484	10,469
Management fee income	1,335	1,093	883
Total international revenues	$30,673	$29,574	$17,993

	Years Ended December 31,
	2024	2023
Domestic revenues:
Retail revenue	$994,718	$1,076,101
Wholesale revenue	240,862	206,600
Management fee income	1,671	2,924
Total domestic revenues	$1,237,251	$1,285,625

	Years Ended December 31,
	2024	2023
International revenues:
Retail revenue	$38,047	$21,071
Wholesale revenue	63,079	37,006
Management fee income	4,425	2,930
Total international revenues	$105,551	$61,007

Balance Sheet and Cash Flow
As of December 31, 2024, the Company had $107.2 million of cash and $568.6 million of outstanding debt net of unamortized debt discounts.
During the year ended December 31, 2024, Curaleaf invested $93.2 million in capital expenditures, focused on facility upgrades, automation, and selective retail expansion in strategic markets.

Shares Outstanding
For the fourth quarter of 2024 and 2023, the Company’s weighted average Subordinate Voting Shares plus Multiple Voting Shares outstanding amounted to 748,936,695 and 733,514,919 shares, respectively.

For the years ended December 31, 2024 and 2023, the Company’s weighted average Subordinate Voting Shares plus Multiple Voting Shares outstanding amounted to 740,825,099 and 724,124,894 shares, respectively.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Monday, March 3, 2025 at 5:00 P.M. ET to discuss Q4 2024 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., Canada 1-416-639-5883, or internationally from 1-412-317-6300. The conference pin # is 4167856.
A replay of the conference call can be accessed at 1-877-344-7529 in the U.S., Canada 1-855-669-9658, or internationally from 1-412-317-0088, using the replay pin # 5547953.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on Monday, March 3, 2025 and will end at 11:59 P.M. ET on March 10, 2025.

Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with GAAP and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. Curaleaf refers to certain non-GAAP financial measures and ratios, such as “adjusted gross profit”, “adjusted gross margin”, “adjusted net income (loss)”, “adjusted EBITDA”, “adjusted EBITDA margin” and “Free cash flow from operations”. These measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. Curaleaf defines “adjusted gross profit” as gross profit net of cost of goods sold and related other add-backs. “Adjusted gross margin” is defined by Curaleaf as adjusted gross profit divided by total revenues. “Adjusted net income (loss)” is defined by Curaleaf as net income (loss) from continuing operations net of (gain) loss on impairments and other add-backs. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA margin” is defined by Curaleaf as adjusted EBITDA divided by total revenue. “Free cash flow from operations” is defined by Curaleaf as net cash provided by operating activities from continuing operations less the purchases of property, plant and equipment (i.e. net capital expenditures). Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. Curaleaf believes the adjusted results presented provide relevant and useful information for investors, because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported GAAP financial results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations
($ thousands)

	Three Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023
Gross profit from continuing operations	$157,363	$160,516	$156,192
Other add-backs(1)	1,324	772	4,205
Adjusted gross profit from continuing operations(2)	$158,687	$161,288	$160,397
Adjusted gross profit margin from continuing operations(2)	47.9%	48.8%	46.5%

(1) Other add-backs reflect the impact of various non-recurring and/or non-routine transactions to cost of goods sold related to severance, inventory adjustments and facility-related expenses.
(2) Represents a Non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $157.4 million in the fourth quarter of 2024, compared with $156.2 million in the prior year period. Adjusted gross profit from continuing operations for the fourth quarter of 2024 was $158.7 million compared with $160.4 million in the fourth quarter of 2023. Adjusted gross profit margin from continuing operations for the fourth quarter of 2024 was 48%, an increase of 150 basis points compared with the fourth quarter of 2023. The year-over-year increase in adjusted gross profit margin was due to lower production costs, an increase in vertical mix and higher utilization, partially offset by price compression and discounts.

	Years Ended
	December 31, 2024	December 31, 2023
Gross profit from continuing operations	$639,248	$614,449
Other add-backs(1)	5,269	10,639
Adjusted gross profit from continuing operations(2)	$644,517	$625,088
Adjusted gross profit margin from continuing operations(2)	48.0%	46.4%

(1) Other add-backs reflect the impact of various non-recurring and/or non-routine transactions to cost of goods sold related to severance, inventory adjustments and facility-related expenses.
(2) Represents a Non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $639.2 million in the year ended December 31, 2024, compared with $614.4 million in the year ended December 31, 2023. Adjusted gross profit from continuing operations for the year ended December 31, 2024 was $644.5 million compared with $625.1 million in the year ended December 31, 2023. Adjusted gross profit margin from continuing operations for the year ended December 31, 2024 was 48%, an increase of 160 basis points compared with the year ended December 31, 2023.

Adjusted Net Loss from Continuing Operations
($ thousands)

	Three Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023
Net loss from continuing operations	$(71,777)	$(44,348)	$(57,652)
Loss on impairments	55,790	642	42,287
Other add-backs(1)	28,363	5,435	10,352
Adjusted net income (loss) from continuing operations(2)	$12,376	$(38,271)	$(5,013)
Adjusted net income (loss) per share from continuing operations(2)	$0.02	$(0.05)	$(0.01)
Weighted average common shares outstanding – basic and diluted	748,936,695	742,535,355	733,514,919

(1) Other add-backs in Q4 2024 primarily include costs related to salaries and benefits, accounting, legal and professional fees and cost of good sold.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss from continuing operations, the most comparable GAAP measure, to Adjusted net loss from continuing operations, a non-GAAP measure.

	Years Ended
	December 31, 2024	December 31, 2023
Net loss from continuing operations	$(216,221)	$(238,955)
Loss on impairments	54,245	67,076
Other add-backs(1)	45,175	45,774
Adjusted net loss from continuing operations(2)	$(116,801)	$(126,105)
Adjusted net loss per share from continuing operations(2)	$(0.16)	$(0.17)
Weighted average common shares outstanding – basic and diluted	740,825,099	724,124,894

(1) Other add-backs in the current year ended December 31, 2024 primarily include costs related to salaries and benefits, cost of goods sold, accounting, legal and professional fees and lobbyist/PR spend.

(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss from continuing operations, the most comparable GAAP measure, to Adjusted net loss from continuing operations, a non-GAAP measure.

Adjusted EBITDA
($ thousands)

	Three Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023
Net loss	$(78,473)	$(42,728)	$(65,647)
Net (loss) income from discontinued operations	(6,696)	1,620	(7,995)
Net loss from continuing operations	(71,777)	(44,348)	(57,652)
Interest expense, net	24,170	25,097	28,422
(Benefit) provision for income taxes	(5,454)	32,566	(2,974)
Depreciation and amortization(1)	74,891	54,612	52,861
Share-based compensation	5,327	6,017	5,833
Loss on impairment	55,790	642	42,287
Total other (income) expense, net	(12,010)	(4,728)	3,884
Other add-backs(2)	4,863	5,435	10,352
Adjusted EBITDA(3)	$75,800	$75,293	$83,013
Adjusted EBITDA Margin(3)	22.9%	22.8%	24.0%

(1) Depreciation and amortization expense include amounts charged to Cost of goods sold on the Statement of Operations.
(2) Other add-backs in Q4 2024 primarily include costs related to salaries and benefits, accounting, legal and professional fees and cost of good sold.
(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $75.8 million for the fourth quarter of 2024, compared to $83.0 million for the fourth quarter of 2023, and Adjusted EBITDA margin declined to 23%.

	Years Ended
	December 31, 2024	December 31, 2023
Net loss	$(222,007)	$(290,337)
Net loss from discontinued operations	(5,786)	(51,382)
Net loss from continuing operations	(216,221)	(238,955)
Interest expense, net	99,840	100,359
Provision for income taxes	98,592	114,589
Depreciation and amortization(1)	233,233	195,880
Share-based compensation	25,696	20,010
Loss on impairment	54,245	67,076
Total other income, net	(16,259)	(186)
Other add-backs(2)	21,674	45,774
Adjusted EBITDA(3)	$300,800	$304,547
Adjusted EBITDA Margin(3)	22.4%	22.6%

(1) Depreciation and amortization expense include amounts charged to Cost of goods sold on the Statement of Operations.
(2) Other add-backs in the current year ended December 31, 2024 primarily include costs related to salaries and benefits, cost of goods sold, accounting, legal and professional fees and lobbyist/PR spend.

(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $300.8 million in the year ended December 31, 2024, compared with $304.5 million in the prior year period, and Adjusted EBITDA margin declined to 22%.

Free Cash Flow
($ thousands)

Year ended
December 31, 2024
Net cash provided by operating activities from continuing operations	$163,293
Less: Capital expenditures	(93,153)
Free cash flow from continuing operations(1)	$70,140

(1) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net cash provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Consolidated Balance Sheets
($ thousands)

	As of
	December 31, 2024	December 31, 2023
Assets
Cash, cash equivalents and restricted cash	$107,226	$91,818
Other current assets	322,455	326,785
Property, plant and equipment, net	546,426	571,627
Right-of-use assets, finance lease, net	105,168	143,203
Right-of-use assets, operating lease, net	116,519	118,435
Intangible assets, net	1,085,397	1,172,445
Goodwill	628,884	626,628
Other long-term assets	37,461	45,635
Total assets	$2,949,536	$3,096,576

Liabilities, Temporary equity and Shareholders’ equity
Total current liabilities	$387,925	$494,034
Total long-term liabilities	1,568,218	1,431,250
Total shareholders’ equity	861,214	1,050,642
Redeemable non-controlling interest contingency	132,179	120,650
Total liabilities, temporary equity and shareholders’ equity	$2,949,536	$3,096,576

Consolidated Statements of Operations
($ thousands, except for share and per share amounts)

	Three months ended December 31,		Years ended December 31,
	2024	2023	2024	2023
Revenues, net:
Retail and wholesale revenues	$329,358	$343,678	$1,336,706	$1,340,778
Management fee income	1,696	1,591	6,096	5,854
Total revenues, net	331,054	345,269	1,342,802	1,346,632
Cost of goods sold	173,691	189,077	703,554	732,183
Gross profit	157,363	156,192	639,248	614,449
Operating expenses:
Selling, general and administrative	101,337	98,458	421,532	414,773
Share-based compensation	5,327	5,833	25,696	20,010
Depreciation and amortization	59,980	37,934	171,823	136,783
Total operating expenses	166,644	142,225	619,051	571,566
(Loss) income from operations	(9,281)	13,967	20,197	42,883
Other income (expense):
Interest income	176	—	776	23
Interest expense	(14,113)	(17,837)	(59,353)	(57,966)
Interest expense related to lease liabilities and financial obligations	(10,233)	(10,585)	(41,263)	(42,416)
Loss on impairment	(55,790)	(42,287)	(54,245)	(67,076)
Other income (expense), net	12,010	(3,884)	16,259	186
Total other expense, net	(67,950)	(74,593)	(137,826)	(167,249)
Loss before provision for income taxes	(77,231)	(60,626)	(117,629)	(124,366)
Benefit (provision) for income taxes	5,454	2,974	(98,592)	(114,589)
Net loss from continuing operations	(71,777)	(57,652)	(216,221)	(238,955)
Net loss from discontinued operations	(6,696)	(7,995)	(5,786)	(51,382)
Net loss	(78,473)	(65,647)	(222,007)	(290,337)
Less: Net loss attributable to non-controlling interest	(910)	(2,419)	(6,584)	(9,140)
Net loss attributable to Curaleaf Holdings, Inc.	$(77,563)	$(63,228)	$(215,423)	$(281,197)

Per share – basic and diluted:
Net loss per share from continuing operations – basic and diluted	$(0.10)	$(0.08)	$(0.29)	$(0.33)
Weighted average common shares outstanding – basic and diluted	748,936,695	733,514,919	740,825,099	724,124,894

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find, The Hemp Company and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR X Account:	https://x.com/Curaleaf_IR

Investor Relations Website:	https://ir.curaleaf.com/

Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Jordon Rahmil, VP Public Relations
media@curaleaf.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including benefits of recent or future acquisitions, rebranding and product offering expansion, as well as future operating results and economic performance are forward-looking statements. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations.
Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: risks and uncertainties related to the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including the potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX listing; risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (“FDA”); the fact that cannabis may become subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares on the Toronto Stock Exchange; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; the results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the senior secured notes of the Company; concentrated voting control; risks related to the sale of a substantial amount of the Company’s subordinate voting shares; the volatility of the market price for the subordinate voting shares; liquidity risks associated with an investment in the subordinate voting shares; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for the subordinate voting shares for holders of the Company’s securities who live in the U.S.; shareholders having little to no rights to participate in the Company’s business affairs; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Information Form dated March 3, 2025 for the fiscal year ended December 31, 2024, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2024 (both of which documents have been or will be filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Neither the Toronto Stock Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.